UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Announcement
Change of Directors
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 20 June 2008 Mr. Ni Yifeng and Mr. Zhao Liqiang resigned as the Executive Director & President and the Non-Executive Director of the Company for the reason of retirement and work re-allocation, respectively. Mr. Ni ceased to act as the authorized representative of the Company in Hong Kong. The Board would like to thank Mr. Ni and Mr. Zhao and expresses its appreciation for their valuable contribution and service to the Company during their terms of office.
Mr. Ni and Mr. Zhao confirmed that there is no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 20 June 2008 Mr. Cheng Guangren and Mr. Qi Liang were appointed as the Executive Director & President and the Executive Director & Vice President of the Company, respectively.
In the meantime, Mr. Cheng became the authorized representative of the Company in Hong Kong and Mr. Qi was also appointed as the member of each of the Nomination Committee and Remuneration Committee of the Company.
Mr. Cheng Guangren, aged 45, was appointed as the Executive Director and President; and the authorized representative of the Company on 20 June 2008. He is responsible for the overall management of the Company.
Mr. Cheng was also appointed as the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, Ying Fai Realty (China) Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited, APT Satellite Link Limited and Middle East Ventures Limited, subsidiaries of the Company. He is also the Chairman of the board of directors of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Cheng was also appointed as the Director of APT International.
Mr. Cheng graduated from the Harbin Institute of Technology in the Department of Management Science and Engineering in 1984 and accredited as Master of Management and Senior Engineer. He is the Board Chairman of China Direct Broadcast Satellite Company Limited and concurrently the Deputy Chief Economist of China Aerospace Science & Technology Corporation. China Aerospace Science & Technology Corporation is one of the shareholders of APT International, the substantial shareholder of the Company. China Direct Broadcast Satellite Company Limited is an enterprise in China jointly established by China Satellite Communications Corporation and Sino Satellite Communications Company Limited (“Sinosat”).

Mr. Cheng had been working for the former Ministry of Space Industry of PRC in respect of legal affairs and legal consultant for the enterprises and institutions during the period from 1984 to 1988; he had been working for China Great Wall Industry Corporation in respect of business and project management for the launching of the Long March launch vehicle and satellite during the period from 1988 to 1993; he had been the management for Sinosat from 1994 to April 2008 and had also been its Director of Board and Executive Vice President since 1994 and had also been its Director of Board and President since 1999. He is one of the founders of Sinosat. He has been working in the field of space industry for over 20 years and has professional skills and rich experience in the management of satellite operation. In 2004, he won the 2nd session Excellent Young Entrepreneurs Award of Beijing.
Mr. Qi Liang, aged 46, was appointed as the Executive Director and Vice President of the Company on 20 June 2008. He was also appointed as the Member of each Nomination Committee and Remuneration Committee of the Company.
Mr. Qi was also appointed as the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, Acme Star Investment Limited, APT Satellite Telewell Limited, APT Satellite Vision Limited, APT Satellite TV Development Limited, Skywork Corporation, APT Telecom Services Limited, APT Satellite Global Company Limited, APT Satellite Enterprise Limited and APT Satellite Link Limited, Middle East Ventures Limited and Haslett Investments Limited, subsidiaries of the Company. He was also appointed as the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly-owned subsidiary of the Company and one of the shareholders of APT International, the substantial shareholder of the Company. Mr. Qi was also appointed as the Director of APT International.
Mr. Qi graduated from the Beijing College of Finance and Commerce in Finance major in 1986. He has been the Post-graduate of Monetary and Banking, Finance Department from the Chinese Academy of Social Sciences since 1998 and accredited as Senior Economist. Currently, he is the Deputy Chief Accountant for China Satellite Communications Corporation (“ChinaSat”) and the Director of CASIL Clearing Limited. ChinaSat and CASIL Clearing Limited are the holding company of one of the shareholders of APT International and the affiliated company of one of the shareholder of APT International, the substantial shareholder of the Company, respectively.
Mr. Qi had been working for the Official of the Finance Department of Beijing Planning Committee during the period from 1986 to 1988; he had been the Assistant Economist of the Finance Department of National Agriculture Investment Co., the Economist of the Finance and Equipment Planning Bureau of the Supreme Court, the Economist of the Beijing Stocks Department of China Rural Development Trust & Investment Co. during the period from 1988 to 1994; he had been the assistant to the director, deputy director, vice manager of the Administration Department, vice president of the Chang’an Avenue Division and Wanshou Road Division, president, and senior economist of the China Merchants Bank Beijing Branch during the period from 1994 to 2004; he had been the Assistant to the President, and concurrently the General Manager of the Finance Department of China Aerospace International Holdings Limited.
Save as disclosed above, Mr. Cheng Guangren and Mr. Qi Liang do not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. They have no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Cheng and Mr. Qi have yet to enter into any service contract with the Company, nor are appointed for specific term. Their emoluments are yet to be determined but they will be determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference after taking into account of certain determining factors, including the Company’s operation objective and development plan; the managerial organization structure; the financial budget of the Company; the performance and expectation of the relevant person; and the supply and demand situation of the human resources market, to the Board. In addition, pursuant to the Bye-Law 87 of the Bye-Laws of the Company, they shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Thereafter, Mr. Cheng will not retire from the office of Director by rotation, whilst holding the office of President.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company, nor there is any information as required to be disclosed pursuant to paragraphs 13.51(2)(h) to 13.51(2)(v) of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.
The Company warmly welcomes Mr. Cheng Guangren and Mr. Qi Liang joining the Board.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 20 June 2008
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 20, 2008.

APT Satellite Holdings Limited
By	/s/ Tong Xudong
Tong Xudong
Executive Director and Vice President

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